# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: flyExclusive, Inc., CIK 0001843973
CUSIP: 343928107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0002002475
Persons authorized to receive notices and communications: Thomas James Segrave, Jr., c/o flyExclusive, Inc., 2860 Jetport Road, Kinston, North Carolina (NC), 28504, (252) 208-7715

## Reporting persons
- Thomas James Segrave, Jr. (CIK 0002002475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 59,930,000; shared voting power 0; sole dispositive power 59,930,000; shared dispositive power 0; aggregate amount beneficially owned 59,930,000 (56.28% of the class)
  Comment: Comprised of an aggregate of 59,930,000 common units ("LGM Common Units") of LGM Enterprises LLC ("LGM"), which consists of the following: (i) 57,530,000 LGM Common Units held directly by the Reporting Person and (ii) 600,000 LGM Common Units held by each of the following through a custodial account established pursuant to the Uniform Transfer to Minor Act for which the Reporting Person is custodian: (a) Thomas James Segrave, Jr. as Custodian for Laura Grace Segrave, (b) Thomas James Segrave, Jr. as Custodian for Madison Lee Segrave, (c) Thomas James Segrave, Jr. as Custodian for Lillian May Segrave and (d) Thomas James Segrave, Jr. as Custodian for Thomas James Segrave, III (collectively, the "Trusts"). In addition, the Reporting Person beneficially owns an aggregate of 59,930,000 shares of Class B Common Stock of flyExclusive, Inc. (the "Issuer") (the "Class B Common Stock") which is comprised of the same ownership amounts for the Reporting Person and the Trusts as the LGM Common Units. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer's Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Issuer's Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. Each share of the Issuer's Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.
  
  This percentage of the shares of the Issuer's Class A Common Stock beneficially owned is based on approximately (i) 31,184,738 shares of the Issuer's Class A Common Stock outstanding as of December 31, 2025, as reported in the Issuer's Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b)(5) on Janaury 9, 2026 (the "Prospecutus Supplement"), (ii) 2,255,639 shares of the Issuer's Class A Common Stock to be issued in connection with the offering as outlined in the Prospectus Supplement, (iii) the 59,930,000 shares of the Issuer's Class A Common Stock that the Reporting Person is eligible to convert his LGM Common Units into as discussed in the Schedule 13D filed with the SEC on January 8, 2025 as being issued and outstanding, (ii) 2,519,869 outstanding warrants of EG Acquisition Corp. ("EGA") held by the public outstanding as of December 31, 2025, as reported in the Prospectus Supplement (the "EGA Public Warrants"), (iv) 4,333,333 outstanding private placement warrants of EGA held by EG Sponsor LLC, outstanding as of December 31, 2025, as reported in the Prospectus Supplement (the "Private Placement Warrants"), (v) 4,000,000 shares of Class A Common Stock underlying a warrant issued to EnTrust Emerald (Cayman) LP as reported in the Prospectus Supplement, (vi) 1,000,000 shares of Class A Common Stock underlying a warrant issued to EG Sponsor LLC as reported in the Prospectus Supplement, and (vii) 1,268,100 shares of Class A Common Stock underlying a warrant for EG Sponsor, LLC as reported in the Prospectus Supplement. The calculation assumes that all LGM Common Units, EGA Public Warrants and Private Placement Warrants are exercised or exchanged for one share of the Issuer's Class A Common Stock and that such shares are deemed issued and outstanding. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer's Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Issuer's Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: flyExclusive, Inc.
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Comment: This Amendment No. 1 on Schedule 13D amends the statement on Schedule 13D, dated December 27, 2024, which relates to the Issuer's Class A Common Stock, $0.001 par value per share, filed by the Reporting Person. This Amendment No. 1 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person as a result of Issuer's financing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 59,930,000 - 56.28%
Number of shares as to which each person has sole or shared power to vote or dispose: 59,930,000
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- Thomas James Segrave, Jr.: /s/ Thomas James Segrave, Jr,, Thomas James Segrave, Jr. (01/14/2026)